貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com



05006174

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Washington, DC

8 February 2005

Our ref: 32073984-130435

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

SUPPL


RECD S.E.C.
FEB 2 5 2005
1086

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated January 31, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

Encl.

ANDREW J.L. AGLIONBY
BRIAN BARRON
KATHILEENA M. CARPIO
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
STEPHEN R. ENO*
DAVID FLEMING
GEORGE FORRAI*
GRAEME R. HALFORD
WILLIAM KUO
STEPHEN KWONG
HARVEY LAU
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO
ANDREW W. LOCKHART
LOO SHIH YANN
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
STEVEN SIEKER
CHRISTOPHER SMITH
DAVID SMITH
F. JEANNIE SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO

REGISTERED FOREIGN LAWYERS
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK; GERMANY)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
STEPHEN M. NELSON (CALIFORNIA)
JULIE JIMMERSON PENG (CALIFORNIA)
JOSEPH T. SIMONE (CALIFORNIA)
RICHARD L. WEISMAN (MASSACHUSETTS)
WINSTON K.T. ZEE (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of January 31, 2005

1. Announcement of Issue of 765,000,000 A Shares released on Jan 31, 2005

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT
ISSUE OF 765,000,000 A SHARES

The board of the Directors hereby announces that the issue of 765,000,000 A Shares under the A Share Issue was completed by 28th January, 2005. Dealings in the A Shares on the Shanghai Stock Exchange are expected to commence on 3rd February, 2005.

Reference is made to the announcements dated 14th January, 19th January and 21st January, 2005 issued by the Company. Unless otherwise specified, terms defined or used in those announcements shall have the same meanings when used herein.

The board of the Directors hereby announces that the A Shares offered pursuant to the A Share Issue were fully subscribed for and taken up thereunder, and the issue of 765,000,000 new A Shares, at the issue price of RMB2.52 per A Share, under the A Share Issue was completed by 28th January, 2005. Out of such 765,000,000 new A Shares, 196,000,000 A Shares (in the form of unlisted State-owned shares) were issued to China Huadian, and 569,000,000 A Shares (which will be listed on the Shanghai Stock Exchange) were issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC. The net proceeds from the A Share Issue, after deducting the underwriting and other expenses, amount to approximately RMB1,886 million, which is intended to be used in accordance with the proposal set out in the Company's announcement and circular dated 14th May, 2004 and referred to in its announcement dated 14th January, 2005.

Dealings in the A Shares on the Shanghai Stock Exchange are expected to commence on 3rd February, 2005.

This announcement is issued in compliance with Rule 13.09 of the Listing Rules, and does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase the A Shares.

By order of the board of the Directors
HUADIAN POWER
INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Directors, as at the date of this announcement, are:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
28th January, 2005

* *for identification only*

BAKER & McKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

8 February 2005

Our ref: 32073984-130435
By Hand


RECD S.E.C.
2005
1086

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated January 31, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of January 31, 2005

1. Announcement of Issue of 765,000,000 A Shares released on Jan 31, 2005

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT
ISSUE OF 765,000,000 A SHARES

The board of the Directors hereby announces that the issue of 765,000,000 A Shares under the A Share Issue was completed by 28th January, 2005. Dealings in the A Shares on the Shanghai Stock Exchange are expected to commence on 3rd February, 2005.

Reference is made to the announcements dated 14th January, 19th January and 21st January, 2005 issued by the Company. Unless otherwise specified, terms defined or used in those announcements shall have the same meanings when used herein.

The board of the Directors hereby announces that the A Shares offered pursuant to the A Share Issue were fully subscribed for and taken up thereunder, and the issue of 765,000,000 new A Shares, at the issue price of RMB2.52 per A Share, under the A Share Issue was completed by 28th January, 2005. Out of such 765,000,000 new A Shares, 196,000,000 A Shares (in the form of unlisted State-owned shares) were issued to China Huadian, and 569,000,000 A Shares (which will be listed on the Shanghai Stock Exchange) were issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC. The net proceeds from the A Share Issue, after deducting the underwriting and other expenses, amount to approximately RMB1,886 million, which is intended to be used in accordance with the proposal set out in the Company's announcement and circular dated 14th May, 2004 and referred to in its announcement dated 14th January, 2005.

Dealings in the A Shares on the Shanghai Stock Exchange are expected to commence on 3rd February, 2005.

This announcement is issued in compliance with Rule 13.09 of the Listing Rules, and does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase the A Shares.

By order of the board of the Directors
HUADIAN POWER
INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Directors, as at the date of this announcement, are:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
28th January, 2005

* *for identification only*

BAKER & McKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

8 February 2005

Our ref: 32073984-130435
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated January 31, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of January 31, 2005

1. Announcement of Issue of 765,000,000 A Shares released on Jan 31, 2005

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT
ISSUE OF 765,000,000 A SHARES

The board of the Directors hereby announces that the issue of 765,000,000 A Shares under the A Share Issue was completed by 28th January, 2005. Dealings in the A Shares on the Shanghai Stock Exchange are expected to commence on 3rd February, 2005.

Reference is made to the announcements dated 14th January, 19th January and 21st January, 2005 issued by the Company. Unless otherwise specified, terms defined or used in those announcements shall have the same meanings when used herein.

The board of the Directors hereby announces that the A Shares offered pursuant to the A Share Issue were fully subscribed for and taken up thereunder, and the issue of 765,000,000 new A Shares, at the issue price of RMB2.52 per A Share, under the A Share Issue was completed by 28th January, 2005. Out of such 765,000,000 new A Shares, 196,000,000 A Shares (in the form of unlisted State-owned shares) were issued to China Huadian, and 569,000,000 A Shares (which will be listed on the Shanghai Stock Exchange) were issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC. The net proceeds from the A Share Issue, after deducting the underwriting and other expenses, amount to approximately RMB1,886 million, which is intended to be used in accordance with the proposal set out in the Company's announcement and circular dated 14th May, 2004 and referred to in its announcement dated 14th January, 2005.

Dealings in the A Shares on the Shanghai Stock Exchange are expected to commence on 3rd February, 2005.

This announcement is issued in compliance with Rule 13.09 of the Listing Rules, and does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase the A Shares.

By order of the board of the Directors
HUADIAN POWER
INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Directors, as at the date of this announcement, are:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
28th January, 2005

* *for identification only*